Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Oritani Bank Employees Savings & Profit Sharing Plan

We consent to the incorporation by reference in registration statements No. 001-33223 on Form S-8 of Oritani Financial Corp. of our report dated July 7, 2010, relating to the statements of net assets available for benefits of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2009, and the related statements of changes in net assets available for benefits for the year then ended, and the supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust.

/s/ KPMG LLP

Short Hills, New Jersey
July 13, 2010